UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December, 2015

Commission File Number: 001-35681

AMIRA NATURE FOODS LTD

(Exact name of Registrant as specified in its Charter)

29E, A.U. Tower Jumeirah Lake Towers

Dubai, United Arab Emirates

(Address of Principal Executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))     ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))    ☐

Other Events

Amira Nature Foods Ltd. (the “Company”) announced today that its independent auditors, ASA & Associates LLP (“ASA”) have substantially completed the audit of the Company’s financial results for the fiscal year ended March 31, 2015, and that ASA, in conjunction with its audit of 2015, has not notified the Company of any material changes to the results compared to what was previously released by the Company on July 16, 2015.

Separately, in connection with preparing and finalizing the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2015, ASA is in the process of re-auditing the fiscal years ended March 31, 2014 and March 31, 2013. The Company’s financial results for the fiscal years ended March 31, 2014 and March 31, 2013 were previously audited by Deloitte Haskins & Sells LLP (“Deloitte”). The Company’s financial results for the fiscal year ended March 31, 2013 have also previously been audited by Grant Thornton India LLP (“Grant Thornton”). Deloitte and Grant Thornton have not withdrawn or modified their audits for these prior years. The Company remains confident in the veracity of its fully audited historical results and is committed to working with ASA, to complete the filing of its Annual Report on Form 20-F as soon as practical.

FORWARD-LOOKING STATEMENTS

This Form 6-K Report contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “except,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “future” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. There is no assurance that our current expectations and projections are accurate. These forward-looking statements include, but are not limited to:

•	our goals and strategies;

•	our expansion plans;

•	our future business development, results of operations, financial condition and audited financial statements;

•	our ability to protect our intellectual property rights;

•	projected revenue, profits, earnings and other estimated financial information;

•	our ability to maintain strong relationships with our customers and suppliers;

•	the continued application of the proceeds from our initial public offering (“IPO”);

•	governmental policies regarding our industry; and

•	the impact of legal proceedings.

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Risk Factors” appearing in the Annual Report. Those risks are not exhaustive. We operate in a rapidly evolving environment. New risk factors emerge from time to time, and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMIRA NATURE FOODS LTD

By:	/s/ Bruce C Wacha
Name:	Bruce C Wacha
Title:	Chief Financial Officer

Date: December 23, 2015

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